UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934

GLOWPOINT
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
379887201
(CUSIP Number)
Jason T. Adelman
40 East 66th Street
New York, New York 10021
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 5 , 2019
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ x ]
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 379887201
(1)	Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (Entities Only) Jason T. Adelman
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) PF
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
(6)	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 4,215,000
	(8)	Shared Voting Power 459,000
	(9)	Sole Dispositive Power 4,215,000
	(10)	Shared Dispositive Power 459,000
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 4,674,000
(12)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]
(13)	Percent of Class Represented by Amount in Row (9) 9.4
(14)	Type of Reporting Person (See Instructions) IN

Item 1. Security and Issuer
This Statement relates to the Common Stock, par value $0.0001 per share (the "Common Stock"), of Glowpoint, Inc. (the "Issuer"). The aggregate number of shares of Common Stock held by the Reporting Person, as set forth herein, includes 4,674,000 shares of the Issuer's Common Stock, of which (i) 3,462,000 shares are held directly by the Reporting Person, (ii) 753,000 shares are held in JTA Resources LLC Retirement Plans, (iii) 254,000 shares are held jointly with the Reporting Person's spouse, and (iv) 205,000 shares are held by Cipher 06, LLC, of which the Reporting Person is a managing member.

The Issuer reports that its principal executive offices are located at 1776 Lincoln Street, Suite 1300, Denver, Colorado 80203.
Item 2. Identity and Background
(a)
Jason T. Adelman
(b)
40 East 66th Street
New York, NY 10021
(c)
The principal occupation of the Reporting Person is as a managing member of Burnham Hill Advisors, LLC.
(d)
The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) in the last 5 years.
(e)
During the last 5 years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.
(f)
The Reporting Person is a U.S. citizen.
Item 3. Source and Amount of Funds or Other Consideration
The foregoing shares were acquired using the Reporting Person's personal funds, as well as the working capital of Cipher 06, LLC with respect to those shares held by Cipher 06, LLC. The Reporting Person anticipates that future purchases of the Issuer's securities, if any, will be made using cash available to the Reporting Person.
Item 4. Purpose of Transaction
The Reporting Person believes that the Issuer's Common Stock is significantly undervalued and intends to work closely with the Issuer's management, board of directors and a limited number of existing shareholders to maximize shareholder value.
Item 5. Interest in Securities of the Issuer.
(a)
As of the close of business on February 12, 2019, the Reporting Person may be deemed to be the beneficial owner of 4,674,000 shares of Common Stock, which represents approximately 9.4% of the Issuer's outstanding shares of Common Stock. The shares of Common Stock beneficially owned by the Reporting Person includes 4,674,000 shares of the Issuer's Common Stock, of which (i) 3,462,000 shares are held directly by the Reporting Person, (ii) 753,000 shares are held in JTA Resources LLC Retirement Plans, (iii) 254,000 shares are held jointly with the Reporting Person's spouse, and (iv) 205,000 shares are held by Cipher 06, LLC, of which the Reporting Person is a managing member.

The percentage ownership of shares set forth in this Statement is based on the 49,813,000 shares of Common Stock reported by the Issuer as outstanding on November 8, 2018 in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission with respect to its quarter ended September 30, 2018.
(b)
The Reporting Person has the sole power to vote or direct the vote, and the sole power to dispose or to direct the disposition of, 4,215,000 of the shares of Common Stock beneficially owned by him. The Reporting person has shared power to vote or direct the vote, and the sole power to dispose or to direct the disposition of, 459,000 of the shares of Common Stock beneficially owned by him.
(c)
The transactions effected by the Reporting Person in the past sixty days shall be disclosed by exhibit.
(d)
Not applicable.
(e)
Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The Reporting Person does not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or loss or the giving or withholding of proxies.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   February 12, 2019

By:	/s/ Jason T. Adelman

Name: Jason T. Adelman